                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 1)

                      Under Securities Exchange Act of 1934


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1 (b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                     BALLY TOTAL FITNESS HOLDING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05873K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

----------------------------------------                                       -------------------------------------
CUSIP NO. 05873K108                                                            Page     2    of   8   Pages
                                                                                    --------    -----
----------------------------------------                                       -------------------------------------

---------- ---------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONs (entities only)

           Douglas Levine
---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a) [ ]
                                                                                                             (b) [X]
---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
----------------------- ------ -------------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

      NUMBER OF                942,167
        SHARES          ------ -------------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER
       OWNED BY
         EACH                  100,000
      REPORTING         ------ -------------------------------------------------------------------------------------
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH
                               942,167
                        ------ -------------------------------------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               100,000
---------- ---------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           942,167
---------- ---------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)*              [X]

---------- ---------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           2.77%
---------- ---------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

           IN
---------- ---------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13G

----------------------------------------                                       -------------------------------------
CUSIP NO. 05873K108                                                            Page     3    of   8   Pages
                                                                                    --------    -----
----------------------------------------                                       -------------------------------------

---------- ---------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONs (entities only)

           Doug and Kaisa Levine Family Support Foundation
---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a) [ ]
                                                                                                             (b) [X]
---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Michigan
----------------------- ------ -------------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

      NUMBER OF                100,000
        SHARES          ------ -------------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING         ------ -------------------------------------------------------------------------------------
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH
                               100,000
                        ------ -------------------------------------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               0
---------- ---------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100,000
---------- ---------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)*              [X]

---------- ---------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.29%
---------- ---------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- ---------------------------------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The principal executive office of the Company is located at 8700 West Bryn Mawr Avenue, Chicago, IL 60631.

ITEM 2(a)         NAME AND ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
  and (b).        RESIDENCE:

                  1.       Douglas Levine
                           2760 North Bay Road
                           Miami Beach, Florida 33410

                  2. Douglas and Kaisa Levine Family Support Foundation (the "Foundation") c/o Jonathan Lowe, United Jewish Foundation of Metropolitan Detroit
                           P.O. Box 2020
                           Bloomfield Hills, MI 48303-2030

ITEM 2(c).        CITIZENSHIP:

                  1.       Douglas Levine - United States of America

                  2.       The Foundation - Michigan

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value per share (the "Common Stock")

ITEM 2(e).        CUSIP NUMBER:

                  05873K108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  1.       Douglas Levine

               (a) Amount beneficially owned: 942,167 shares*. Includes 205,433 shares of Common Stock (the "Escrow Shares") held in escrow pursuant to the terms of an escrow agreement, dated December 31, 2001, among the Company, Mr. Levine and the other former stockholders of Crunch Fitness International, Inc., a Delaware corporation ("Crunch"), party thereto, Marlin Holdings, Inc., and Bank of New York, as escrow agent. Pursuant to the terms of such escrow agreement, Mr. Levine and the other former stockholders of Crunch deposited with Bank of New York, the escrow agent, a portion of their shares of Common Stock, acquired in connection with the merger of Crunch with and into a wholly-owned subsidiary of the Company (the "Merger"), in order to provide security for indemnity payments obligated to be made by such stockholders pursuant to such Merger. Mr. Levine disclaims beneficial ownership of the Escrow Shares.

                    Mr. Levine may be deemed to have shared voting and dispositive power of the 100,000 shares of Common Stock beneficially owned by the Foundation and disclaims beneficial ownership over any shares held by the Foundation.

               (b)  Percent of class: 2.77%*

               (c)  Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote: 942,167 shares. Pursuant to the terms of the Merger, for a period of five years following December 31, 2001, Mr. Levine must vote all of his 942,167 shares of Common Stock reported herein in favor of all matters recommended by the Board of Directors of the Company in any matter requiring shareholder approval.

                    (ii) Shared power to vote or to direct the vote: 100,000
                         shares.

                   (iii) Sole power to dispose or to direct the disposition of:
                         942,167 shares.

                    (iv) Shared power to dispose or to direct the disposition
                         of: 100,000 shares.

          2.   The Foundation

               (a)  Amount beneficially owned: 100,000 shares

               (b)  Percent of class: 0.29%**

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote: 100,000

                    (ii) Shared power to vote or to direct disposition of: 0

                   (iii) Sole power to dispose or to direct the disposition of:
                         100,000

                    (iv) Shared power to dispose or to direct the disposition
                         of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

-------------------

* Excludes 8,438 shares of Common Stock held by Douglas Levine for the benefit of the former stockholders of Crunch, in connection with the merger of Crunch with and into a wholly-owned subsidiary of the Company. Mr. Levine disclaims beneficial ownership of such shares.

** Based upon an aggregate of 34,023,088 shares of Common Stock outstanding at October 31, 2003 as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2004


                                           /s/ Douglas Levine
                                           ----------------------------
                                           Douglas Levine, individually


                                           DOUGLAS AND KAISA LEVINE
                                           FAMILY SUPPORT FOUNDATION


                                           By: /s/ Douglas Levine
                                              -------------------------
                                              Name: Douglas Levine
                                              Title: President

                       SCHEDULE 13G JOINT FILING AGREEMENT

         The undersigned hereby agree to the joint filing of this Schedule 13G and any amendments thereto on behalf of each of the undersigned.

         The undersigned are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This joint filing agreement (the "Agreement") may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have either signed this Agreement or caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date:  February 13, 2004

                                          /s/ Douglas Levine
                                          ----------------------------
                                          Douglas Levine, individually



                                          DOUGLAS AND KAISA LEVINE
                                          FAMILY SUPPORT FOUNDATION


                                          By: /s/ Douglas Levine
                                             -------------------------
                                             Name: Douglas Levine
                                             Title: President